Exhibit 99.1

First Quarter 2023 Earnings Presentation May 11, 2023

Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincipartners . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . 2

3 Presenters Alessandro Horta Chief Executive Officer Sergio Passos Chief Operating Officer & Chief Financial Officer Bruno Zaremba Private Equity Chairman & Head of Investor Relations

Opening Remarks

5 Vinci Partners reports results in the first quarter, with highlight to Private Markets’ segments which continue to drive growth R$1.10 DEPS³ 1Q23 R$ 62 bn AUM¹ 1Q23 Vinci Partners ended the first quarter of 2023 with R$62 bn in AUM¹ and posted an FRE of R$0.90/share , up 10% and 14% year - over - year, respectively. Our business has proven to be profitable even in tougher macro scenarios, with increasingly amounts of free cash flow driving attractive quarterly dividend distribution to shareholders. Vinci achieved important milestones in the first quarter: 8.6 % LTM Dividend Yield 4 +6 % YoY Quarterly Dividend US$0.16 Per share +10 % YoY VRS officially launched by the end of the quarter. Fundraising efforts for the new segment will leverage Vinci's existing distribution capacities starting in the second quarter. VICC held a strong first close, anchored by local and international institutional investors. See notes and definitions at end of document In 2022 Vinci started a 18 - 24 months cycle for capital raising across Private Markets funds, raising until the end of the 1Q'23 close to R$5 billion, representing 50% of the total target fundraising. R$ 0.90 FRE/share² 1Q23 +14 % YoY VICC First Closing VRS Product Launch R$10 bn Target Fundraising R$5 bn

6 ▪ Since Vinci's IPO in 2021, our Private Markets' segment AUM has grown by over R$9 billion, a 48% overall growth. This growth was achieved through organic fundraising across all strategies of R$9.1 billion and R$2.1 billion coming from the acquisition of Vinci SPS. ▪ Our Private Markets’ segment posted Fee Related Earnings of R$31.6 million in the quarter, up 44% when compared to the 4Q’20. We should see further upside in FRE the following quarters as the fundraising for our flagship products evolves, in addition to the activation of fees for the AUM portion that is currently not charging management fees (as is the case for VICC and the remaining capital commitment of Vinci Credit Infra). ▪ Segment Distributable Earnings of R$37.5 milllion in the quarter, representing a 66% increase when compared to the 4Q’20. Private Markets Highlights AUM 1Q’23 vs. 4Q’20 ( R$bn ) FRE and Segment DE 1Q’23 vs. 4Q’20 ( R$mm ) 22 32 4Q'20 1Q'23 FRE 23 38 4Q'20 1Q'23 Segment DE +44% +66%

Financial Highlights

8 (R$ thousands, unless mentioned) 1Q'22 4Q'22 1Q'23 ∆ YoY(%) 1Q'22 LTM 1Q'23 LTM ∆ LTM (%) Net revenue from management fees 87,229 99,640 95,877 10% 366,456 380,149 4% Net revenue from advisory fees 3,674 4,394 4,468 22% 55,363 22,788 (59)% Total Fee Related Revenues 90,903 104,034 100,345 10% 421,819 402,937 (4)% Segment personnel expenses (6,549) (6,163) (7,164) 9% (23,698) (26,069) 10% Other G&A expenses (4,503) (4,977) (3,458) (23)% (18,441) (17,338) (6)% Corporate center expenses (18,761) (22,592) (22,606) 20% (79,848) (88,615) 11% Bonus compensation related to management and advisory (17,272) (18,981) (18,062) 5% (83,715) (74,108) (11)% Total Fee Related Expenses (47,085) (52,713) (51,290) 9% (205,702) (206,130) 0% FEE RELATED EARNINGS (FRE) 43,818 51,321 49,055 12% 216,117 196,807 (9)% FRE Margin (%) 48.2% 49.3% 48.9% 51.2% 48.8% FRE per share¹ (R$/share) 0.78 0.93 0.90 3.84 3.56 Net revenue from performance fees 3,172 7,558 1,963 (38)% 30,854 13,391 (57)% Performance based compensation (1,032) (3,558) (733) (29)% (11,741) (6,255) (47)% PERFORMANCE RELATED EARNINGS (PRE) 2,140 4,000 1,230 (43)% 19,113 7,136 (63)% PRE Margin (%) 67.5% 52.9% 62.7% 61.9% 53.3% ( - ) Unrealized performance fees (636) 1,683 – N/A 7,501 4,254 (43)% (+) Unrealized performance compensation 225 (593) – N/A (2,658) (1,503) (43)% (+) Realized GP investment income 2,045 7,462 5,881 188% 15,784 24,007 52% SEGMENT DISTRIBUTABLE EARNINGS 47,593 63,873 56,166 18% 255,857 230,701 (10)% Segment DE Margin (%) 49.8% 52.9% 51.9% 53.8% 51.9% (+) Depreciation and amortization 984 1,803 1,778 81% 3,962 5,780 46% (+) Realized financial income 24,996 10,235 20,089 (20)% 49,081 82,051 67% ( - ) Leasing expenses (2,472) (2,190) (2,631) 6% (11,596) (9,518) (18)% ( - ) Other financial expenses² (1,136) (3,537) (3,900) 243% (2,341) (8,482) 262% ( - ) Non - operational expenses³ (5,109) – – N/A (5,109) (1,485) N/A ( - ) Income taxes (excluding related to unrealized fees and income) (11,601) (14,392) (11,496) (1)% (51,561) (49,972) (3)% DISTRIBUTABLE EARNINGS (DE) 53,255 55,792 60,006 13% 238,294 249,075 5% DE Margin (%) 44.2% 42.6% 46.8% 45.4% 47.3% DE per share (R$/share) 4 0.95 1.01 1.10 4.23 4.52 (+) Non - operational expenses³ (including Income Tax effect) 4,437 – – N/A 5,425 – N/A ADJUSTED DISTRIBUTABLE EARNINGS 57,692 55,792 60,006 4% 242,730 250,063 3% Adjusted DE Margin (%) 47.9% 42.6% 46.8% 46.2% 47.5% Adjusted DE per share (R$/share) 1.03 1.01 1.10 4.31 4.53 First Quarter 2023 Segment Earnings (Unaudited) See notes and definitions at end of document

9 ▪ Fee - related revenues of R$100.3 million in the first quarter, up 10% year - over - year. x Management fees were R$95.9 million in the first quarter, up 10% year - over - year driven by fundraising across Private Markets’ funds and the acquisition of Vinci SPS. ▪ FRE was R$ 49 .1 (R$0.90/share) million in the 1Q’23, up 12% year - over - year on an absolute basis and 14% year - over - year on an FRE/share basis. ▪ Adjusted Distributable Earnings (“Adjusted DE”) of R$ 60 .0 million (R$1.10/share) in the quarter, up 4% year - over - year on an absolute basis and 6% year - over - year on an Adjusted DE/share basis. x Adjusted DE was R$ 250.1 million (R$ 4.53 /share) over the 1Q’23 LTM, an increase of 3% when compared to the 1Q’22 LTM. ▪ Total assets under management (“AUM”) of R$62.2 billion, up 10% year - over - year. ▪ Fee - Earning AUM (“FEAUM”) of R$58.5 billion, up 7% year - over - year. ▪ New capital subscriptions of R$ 573 million in the quarter and R$5.6 billion over the 1Q’23 LTM . ▪ Capital Return of R$ 347 million in the quarter and R$1.0 billion over the 1Q’23 LTM. ▪ Performance fee - eligible AUM (“PEAUM”) of R$35.4 billion at the end of the quarter. ▪ Net cash and investments of R$1.2 billion (R$21.20/share) at the end of the quarter. First Quarter 2023 Highlights Financial Measures Capital Metrics Capital Returned to Shareholders ▪ Quarterly dividend of US$0.16 per common share payable on June 09, 2023. ▪ Total capital used for share repurchases of R$18.0 million in the 1Q’23.

10 19 22 1 3 7 7 26 31 1Q'22 1Q'23 5-10 Years 10+ Years Perpetual or quasi-perpetual 19 25 12 10 23 24 55 58 1Q'22 1Q'23 Private Markets Liquid Strategies IP&S 21 28 12 10 23 24 57 62 1Q'22 1Q'23 Private Markets Liquid Strategies IP&S We continue to see AUM expansion across the platform, with highlight to long - term products ▪ Total assets under management (AUM) of R$62.2 billion, up 10% year - over - year, driven primarily by strong fundraising coming from Private Markets’ funds and the acquisition of Vinci SPS. ▪ Total Fee - Earning AUM (FEAUM) of R$58.5 billion, up 7% year - over - year. ▪ Total Long - Term AUM of R$31.3 billion in the 1Q’23, up 19% year - over - year. Long - Term AUM currently represents 50% of Vinci Partn ers’ total AUM, which translates into more predictable and recurring revenues. AUM 1Q’23 vs 1Q’22 ( R$bn ) Fee - Earning AUM 1Q’23 vs 1Q’22 ( R$bn ) Long - Term AUM¹ 1Q’23 vs 1Q’22 ( R$bn ) + 10% + 7% +19% See notes and definitions at end of document

11 35% 25% 23% 9% 8% Local Institutional HNWI Institutional Offshore Allocators & Distributors Public market vehicles 54% 21% 21% 5% 45% 39% 16% Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric Our platform is highly diversified across different strategies and clients 54 % of net revenues come from private market strategies ² 50 % of AUM is in long term products ¹ AUM diversified across five different distribution channels AUM 1Q’23 Net Revenues 1Q’23 LTM See notes and definitions at end of document AUM 1Q’23

12 89% 11% Private Equity Infrastructure Vinci holds a strong long - term upside from realization of performance fees in private market funds Gross Accrued Performance Fees – Private Market Funds ▪ Performance fee receivable of R$155.2 million in the 1Q’23, down 7% quarter - over - quarter. ▪ The VCP strategy¹ in Private Equity accounted for R$137.5 million in accrued performance fees, or 89% of total performance fe es. ▪ Vinci Partners had, as of 1Q’23, R$12 billion in performance eligible AUM coming from Private Markets’ funds still within inv est ment period. ▪ Accrued performance fees coming from the Infrastructure strategy are the only fees booked as unrealized in the company's bala nce sheet as of the first quarter of 2023, following IFRS 15 rules. The outstanding accrued performance fees balance reflects the funds' most recent mark and are not booked in the company's bal anc e sheet yet. R$155.2 mm Accrued Performance Fees (R$ mm) Accrued Performance Fees by Strategy (%) Vinci Partners recognizes the performance revenue according to IFRS 15 . Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement . The fund FIP Infra Transmissão in Infrastructure had R $ 15 . 5 million as of the end of the first quarter of 2023 booked as unrealized performance fees in the company ´ s balance sheet . Accrued performance fees shown for Private Equity funds of R $ 137 . 5 million and for the Infrastructure fund VIAS, of R $ 2 . 1 million, as of the end of the first quarter of 2023 have not been booked as unrealized performance fees in the company ´ s balance sheet . See notes and definitions at end of document

13 87 96 4 4 91 100 1Q'22 1Q'23 Management fees Advisory fees 366 380 55 23 422 403 1Q'22 LTM 1Q'23 LTM Management fees Advisory fees Fee Related Revenues Management fees remain the main contributor to revenues, accounting for 91% of total revenues over the 1Q’23 LTM ▪ Fee related revenues totaled R$100.3 million in the quarter, up 10% year - over - year, driven by the growth across Private Market s trategies over the last twelve months, as a combination of organic growth with the successful launch of new funds and inorganic growth with the acquisition of Vinci SPS. Management fee s a ccounted for R$95.9 million in the quarter, an increase of 10% year - over - year. ▪ Fee related revenues accounted for R$402.9 million over the 1Q’23 LTM, down 4% when compared to the 1Q’22 LTM, driven by stro nge r deal activity in 2021, resulting in higher advisory fees in the period. Management fees totaled R$380.1 million over the 1Q’23 LTM, an increase of 4% when compared to the 1Q'22 LTM . + 22% YoY + 10% YoY (59)% YoY + 4% YoY Fee Related Revenues 1Q’23 vs. 1Q’22 ( R$mm ) Fee Related Revenues 1Q’23 LTM vs. 1Q’22 LTM ( R$mm )

14 95 80 80 89 24 26 18 17 217 212 1Q'22 LTM 1Q'23 LTM Bonus compensation Corporate center Segment Personnel expenses Other G&A 18 19 19 23 7 7 5 3 48 52 1Q'22 1Q'23 Bonus compensation Corporate center Segment Personnel expenses Other G&A Operating Expenses ▪ Total operating expenses of R$52.0 million in the quarter, up 8% year - over - year. This increase was partially driven by a one - off expense related to our internal restructuring, following a cost efficiency orientation that ultimately will result in savings in 2023. ▪ Total operating expenses of R$212.4 million during the 1Q’23 LTM, a decrease of 2% when compared to the 1Q’22 LTM. On a compa rab le basis, total operating expenses disregarding our investments into the VRS segment over the 1Q’23 LTM, would be R$206.3 million, a decrease of 5% when compared to the 1Q’22 LT M. Total Expenses 1Q’23 LTM vs. 1Q’23 LTM ( R$mm ) (2)% +8% Total Expenses 1Q’23 vs. 1Q’22 ( R$mm )

15 190 194 28 9 (1) (6) 216 197 1Q'22 LTM 1Q'23 LTM 44 49 1 1 (1) (2) 44 49 1Q'22 1Q'23 FRE Asset Management FRE Advisory FRE VRS Fee Related Earnings (FRE) ▪ Fee Related Earnings (FRE)¹ of R$49.1 million (R$0.90/share) in the quarter, up 12% year - over - year on an absolute basis and 14% year - over - year on an FRE/share basis. The platform continues to see FRE expansion on a year - over - year basis driven by fundraising across Private Market strategies and the acquisition of Vin ci SPS. ▪ FRE of R$196.8 million (R$3.56/share) in the 1Q’23 LTM, down 9% when compared to the 1Q’22 LTM. This decrease comes primarily fr om the Financial Advisory segment, following record revenues posted in 2021. Considering only the asset management segments², FRE would be up 2% over the 1Q’23 LTM. ▪ FRE Margin was 49% for the 1Q’23, an increase of 0.7 percentage point when compared to the 1Q’22. On a comparable basis, FRE mar gin disregarding our investments into the VRS segment, would be 50%. See notes and definitions at end of document FRE per share ¹ R$0.90 R$0.78 49% 48% R$3.56 R$3.84 49% 51% (67)% YoY + 2% YoY Fee Related Earnings 1Q’23 vs. 1Q’22 ( R$mm ) Fee Related Earnings 1Q’23 LTM vs. 1Q’22 LTM ( R$mm ) +115% YoY + 10% YoY % FRE margin N/A N/A

16 19 7 1Q'22 LTM 1Q'23 LTM 2 1 1Q'22 1Q'23 Performance Related Earnings (PRE) ▪ Performance related earnings (PRE)¹ of R$1.2 million in the quarter, down 43% year - over - year. ▪ PRE¹ was R$7.1 million (R$0.13/share) over the 1Q’23 LTM, down 63% when compared to the 1Q’22 LTM, that posted higher contrib uti ons coming from international exclusive mandates in IP&S. Performance Related Earnings 1Q’23 vs. 1Q’22 ( R$mm ) Performance Related Earnings 1Q’23 LTM vs. 1Q’22 LTM ( R$mm ) % PRE margin 53% 62 % PRE per share¹ R$0.04 R$0.02 R$0.34 R$0.13 See notes and definitions at end of document 63% 67% (63)% (43)%

17 49 82 24 65 106 1Q'22 LTM 1Q'23 LTM Realized Financial Income Realized GP Investment Income 25 20 2 6 27 26 1Q'22 1Q'23 Realized Financial Income Realized GP Investment Income Realized GP Investment and Financial income ▪ Realized GP Investment¹ and Financial income² of R$26.0 million in the 1Q’23, down 4% year - over - year, driven by higher realized gains in our liquid fund’s portfolio in the 1Q’22. ▪ Realized GP Investment income of R$5.9 million in the quarter, coming primarily from dividend distributions of the company’s pro prietary stake in listed REITs. ▪ Realized GP Investment¹ and Financial income² accounted for R$106.1 million over the 1Q’23 LTM , up 64% when compared to the 1Q’ 22 LTM, driven mostly by the hike in interest rates over the last twelve months. See notes and definitions at end of document Realized GP Investment¹ and Financial income² 1Q’23 vs 1Q’22 ( R$mm ) (4)% + 64% Realized GP Investment¹ and Financial income² 1Q’23 LTM vs 1Q’22 LTM ( R$mm )

18 243 250 1Q'22 LTM 1Q'23 LTM 58 60 1Q'22 1Q'23 Adjusted Distributable Earnings (DE) ▪ Distributable Earnings (DE)¹ of R$60.0 million (R$1.10/share) in the quarter, up 4% year - over - year on an absolute basis and 6% y ear - over - year on an Adjusted DE/share basis, pushed by Private Markets’ fundraising cycle and Vinci SPS’s acquisition. ▪ DE margin for the quarter was 47%, down 1.1 percentage points when compared to the 1Q’22. Adjusted DE margin was 47% in the 1 Q’2 3 LTM, an increase of 1.3 percentage points compared to the 1Q’22 LTM. ▪ Adjusted DE was R$250.1 million (R$4.53/share) in the 1Q’23 LTM, up 3% when compared to the 1Q’22 LTM. Adjusted Distributable Earnings (DE) 1Q’23 vs. 1Q’22 ( R$mm ) Adjusted Distributable Earnings (DE) 1Q’23 LTM vs. 1Q’22 LTM ( R$mm ) Adjusted DE per share² + 4% % Adjusted DE margin R$1.03 R$1.10 + 3% 47% 46% R$4.31 R$4.53 See notes and definitions at end of document 47% 48%

19 22.87 21.20 4Q'22 1Q'23 Net Cash and Investments per share 4 (R$/share) Share Repurchase Activity (in R$ million, unless mentioned) 4Q'22 1Q'23 Total Shares Repurchased (number of shares) 278,122 367,036 Total Capital Used for Share Repurchases 14.7 18.0 Remaining Share Repurchase Plan Authorization 29.8 71.8 Average Price Paid Per Share (US$) 10.0 9.4 (in R$ millions, unless mentioned) 4Q'22 1Q'23 Cash and cash equivalents¹ 136.6 101.2 Investments 1,249.7 1,183.5 Liquid funds² 911.7 873.1 GP Fund Investments³ 338.0 310.4 Debt Obligations 4 (126.8) (124.8) Net Cash and Investments 1,259.5 1,160.0 Net Cash and Investments per share 5 (R$/share) 22.87 21.20 Balance Sheet Highlights ▪ As of March 31, 2023, Vinci Partners had R$1.2 billion (R$21.20/share) in total net cash and investments, that comprise cash, ca sh equivalents and investments (liquid funds and GP fund investments at fair value) net of debt obligations. ▪ Vinci Partners repurchased 367,036 shares in the quarter with an average share price of US$9.40. As of March 31, 2023, the co mpa ny had R$71.8 million remaining in its current authorized share repurchase plan. See notes and definitions at end of document

20 369 307 216 100 50 25 1,068 2,461 1Q'23 2028e Private Equity REITs Infrastructure Credit IP&S Public Equities GP Commitment Update ▪ By the end of the first quarter, Vinci had committed approximately R$1.1 billion to Private Market funds. These commitments w ork as seed investments in our new funds, to leverage fundraising efforts and drive future FRE growth for the platform. ▪ Investments made in proprietary Private Market products target a blended average net IRR of close to 20% considering our curr ent allocation, or an expected net MoC over invested capital of 2.3x. ▪ Of the R$1.1 billion in commitments made so far, close to R$360 million were called by the funds by the end of third quarter. Un called capital remains mostly allocated toward fixed income instruments and are expected to be called by the funds over the next 4 - 5 years. Once these private market funds that rece ived seed capital start their divestment activity, returned capital to the platform will contribute to Distributable Earnings results. 2.3 x MoC GP Investments ( R$mm ) See notes and definitions at end of document

Segment Highlights

22 57% 18% 20% 4% Financials by segment ▪ Fee Related Earnings (FRE), disregarding Vinci Retirement Services segment, were R$202.9 million over the 1Q’23 LTM, with 57% of FRE coming from Private Markets, followed by IP&S accounting for 20%, Liquid Strategies for 18% and Financial Advisory for 4%. ▪ Segment Distributable Earnings, disregarding Vinci Retirement Services segment, were R$236.8 million over the 1Q’23 LTM, with 61 % coming from Private Markets’ strategies, followed by IP&S accounting for 18%, Liquid Strategies for 17% and Financial Advisory for 4%. Segment Distributable Earnings 1Q’23 LTM by Segment Fee Related Earnings (FRE) 1Q’23 LTM by Segment R$203 mm R$237 mm 61% 17% 18% 4% Private Markets Liquid Strategies IP&S Financial Advisory

23 Private Equity 48% Real Estate 18% Credit 18% Vinci SPS 8% Infrastructure 8% Private Markets' AUM (R$ thousands, unless mentioned) 1Q'22 4Q'22 1Q'23 ∆ YoY (%) 1Q'22 LTM 1Q'23 LTM ∆ LTM (%) Net revenue from management fees 46,759 59,699 58,432 25% 194,661 218,734 12% Net revenue from advisory fees 467 1,756 275 (41)% 5,615 2,865 (49)% Total Fee Related Revenues 47,226 61,455 58,706 24% 200,276 221,598 11% Segment personnel expenses (2,736) (3,050) (3,509) 28% (10,869) (12,630) 16% Other G&A expenses (2,755) (2,194) (1,438) (48)% (11,803) (8,592) (27)% Corporate center expenses (9,554) (12,790) (13,018) 36% (37,426) (47,922) 28% Bonus compensation related to management and advisory (7,307) (9,756) (9,111) 25% (33,338) (35,955) 8% Total Fee Related Expenses (22,352) (27,790) (27,076) 21% (93,436) (105,100) 12% FEE RELATED EARNINGS (FRE) 24,874 33,664 31,630 27% 106,840 116,499 9% FRE Margin (%) 52.7% 54.8% 53.9% 53.3% 52.6% Net revenue from performance fees 640 3,660 7 (99)% 5,162 2,826 (45)% Realized performance fees 4 5,343 7 83% 12,663 7,080 (44)% Unrealized performance fees 636 (1,683) – (100)% (7,501) (4,254) (43)% Performance based compensation (226) (1,459) (3) (99)% (1,611) (1,165) (28)% PERFORMANCE RELATED EARNINGS (PRE) 414 2,201 5 (99)% 3,550 1,661 (53)% PRE Margin (%) 64.7% 60.1% 64.6% 68.8% 58.8% ( - ) Unrealized performance fees (636) 1,683 – (100)% 7,501 4,254 (43)% (+) Unrealized performance compensation 225 (593) – (100)% (2,658) (1,503) (43)% (+) Realized GP investment income 2,045 7,462 5,881 188% 15,784 24,007 52% SEGMENT DISTRIBUTABLE EARNINGS 26,922 44,418 37,516 39% 131,018 144,918 11% Segment DE Margin (%) 54.6% 64.5% 58.1% 60.6% 59.0% ASSETS UNDER MANAGEMENT (AUM R$millions) 21,041 28,685 28,198 34% 21,041 28,198 34% FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions) 19,192 25,259 24,825 29% 19,192 24,825 29% AVERAGE MANAGEMENT FEE RATE (%) 0.92% 0.90% 0.87% 0.96% 0.88% FULL TIME EMPLOYEES 50 65 61 22% 50 61 22% Private Markets R$28 bn AUM ▪ Fee related earnings (FRE) of R$31.6 million in the quarter, up 27% year - over - year, driven by a combination of the strong fundra ising over the last twelve months and the acquisition of Vinci SPS. ▪ FRE was R$116.5 million over the 1Q’23 LTM, an increase of 9% when compared to the 1Q’22 LTM. ▪ Segment Distributable Earnings of R$37.5 million in the quarter, up 39% year - over - year. Segment DE was R$144.9 million over the 1Q’23 LTM, an increase of 11% when compared to the 1Q’22 LTM, boosted by a combination of growth in FRE and a higher contribution from GP investment income coming from dividend di stributions from the company's seed investments in proprietary listed REITs. ▪ Total AUM of R$28.2 billion in the quarter, an increase of 34% year - over - year, driven by strong fundraising across Private Equit y, Credit, Infrastructure and the acquisition of Vinci SPS. VICC held its first closing at the end of the 1Q’23, therefore the new capital subscriptions positively impacted AUM numbers for the current quarter and will start to have a positive effect on management fees from the second quarter onwards.

24 Public Equities 72% Hedge Funds 28% Liquid Strategies' AUM (R$ thousands, unless mentioned) 1Q'22 4Q'22 1Q'23 ∆ YoY (%) 1Q'22 LTM 1Q'23 LTM ∆ LTM (%) Net revenue from management fees 20,573 19,823 18,293 (11)% 87,376 79,045 (10)% Net revenue from advisory fees – – – N/A – – N/A Total Fee Related Revenues 20,573 19,823 18,293 (11)% 87,376 79,045 (10)% Segment personnel expenses (1,384) (1,320) (1,608) 16% (5,659) (5,720) 1% Other G&A expenses (676) (1,189) (710) 5% (2,858) (3,688) 29% Corporate center expenses (4,203) (4,247) (4,075) (3)% (17,395) (17,557) 1% Bonus compensation related to management and advisory (3,948) (4,227) (3,471) (12)% (18,559) (15,754) (15)% Total Fee Related Expenses (10,212) (10,983) (9,864) (3)% (44,471) (42,720) (4)% FEE RELATED EARNINGS (FRE) 10,361 8,840 8,429 (19)% 42,904 36,325 (15)% FRE Margin (%) 50.4% 44.6% 46.1% 49.1% 46.0% Net revenue from performance fees 2,325 2,937 1,166 (50)% 10,729 6,828 (36)% Realized performance fees 2,325 2,937 1,166 (50)% 10,729 6,828 (36)% Unrealized performance fees – – – N/A – – N/A Performance based compensation (722) (1,761) (415) (43)% (5,531) (3,377) (39)% PERFORMANCE RELATED EARNINGS (PRE) 1,603 1,176 752 (53)% 5,198 3,451 (34)% PRE Margin (%) 68.9% 40.0% 64.5% 48.4% 50.5% ( - ) Unrealized performance fees – – – N/A – – N/A (+) Unrealized performance compensation – – – N/A – – N/A SEGMENT DISTRIBUTABLE EARNINGS 11,963 10,016 9,180 (23)% 48,103 39,776 (17)% Segment DE Margin (%) 52.2% 44.0% 47.2% 49.0% 46.3% ASSETS UNDER MANAGEMENT (AUM R$millions) 12,243 10,209 9,818 (20)% 12,243 9,818 (20)% FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions) 12,104 10,053 9,614 (21)% 12,104 9,614 (21)% AVERAGE MANAGEMENT FEE RATE (%) 0.74% 0.81% 0.78% 0.74% 0.81% FULL TIME EMPLOYEES 21 23 22 5% 21 22 5% R$10 bn AUM Liquid Strategies ▪ Fee related earnings (FRE) of R$8.4 million in the quarter, down 19% year - over - year. FRE was R$36.3 million over the 1Q’23 LTM, a decrease of 15% compared to the 1Q’22 LTM, driven mostly by the mark - to - market effect in liquid strategies' AUM that negatively impacted management fee revenues. ▪ Performance related earnings (PRE) of R$0.8 million in the quarter, down 53% year - over - year. PRE was R$3.5 million over the 1Q’2 3 LTM, a decrease of 34% when compared to the 1Q’22 LTM. ▪ Segment Distributable Earnings of R$9.2 million in the quarter, down 23% year - over - year, following lower contributions from perf ormance fees and FRE. Segment Distributable Earnings was R$39.8 million over the 1Q’23 LTM, a decrease of 17% when compared to the 1Q’22 LTM. ▪ AUM was R$9.8 billion in the quarter. Liquid strategies' AUM has posted resilient numbers when compared to the Brazilian land sca pe for liquid funds, having not suffered with relevant outflows. Nevertheless, liquid funds have been impacted by market - to - market effects that negatively affected Liquid strategies’ AUM.

25 Separate Mandates 67% Pension Plans 13% International 11% Commingled Funds 9% IP&S AUM (R$ thousands, unless mentioned) 1Q'22 4Q'22 1Q'23 ∆ YoY (%) 1Q'22 LTM 1Q'23 LTM ∆ LTM (%) Net revenue from management fees 19,897 20,119 19,152 (4)% 84,416 82,370 (2)% Net revenue from advisory fees 7 7 7 7% 42 29 (32)% Total Fee Related Revenues 19,904 20,126 19,160 (4)% 84,458 82,398 (2)% Segment personnel expenses (1,827) (987) (1,154) (37)% (5,275) (4,294) (19)% Other G&A expenses (600) (992) (862) 44% (2,226) (2,926) 31% Corporate center expenses (4,065) (4,310) (4,267) 5% (16,184) (18,364) 13% Bonus compensation related to management and advisory (4,156) (4,184) (3,859) (7)% (20,699) (15,725) (24)% Total Fee Related Expenses (10,648) (10,473) (10,142) (5)% (44,384) (41,309) (7)% FEE RELATED EARNINGS (FRE) 9,255 9,653 9,017 (3)% 40,074 41,090 3% FRE Margin (%) 46.5% 48.0% 47.1% 47.4% 49.9% Net revenue from performance fees 208 961 790 280% 14,964 3,738 (75)% Realized performance fees 208 961 790 280% 14,964 3,738 (75)% Unrealized performance fees – – – N/A – – N/A Performance based compensation (84) (338) (316) 276% (4,599) (1,712) (63)% PERFORMANCE RELATED EARNINGS (PRE) 124 623 474 283% 10,365 2,026 (80)% PRE Margin (%) 59.5% 64.8% 60.0% 69.3% 54.2% ( - ) Unrealized performance fees – – – N/A – – N/A (+) Unrealized performance compensation – – – N/A 0 – N/A SEGMENT DISTRIBUTABLE EARNINGS 9,379 10,276 9,491 1% 50,439 43,116 (15)% Segment DE Margin (%) 46.6% 48.7% 47.6% 50.7% 50.1% ASSETS UNDER MANAGEMENT (AUM R$millions) 23,394 24,187 24,216 4% 23,394 24,216 4% FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions) 23,258 24,085 24,050 3% 23,258 24,050 3% AVERAGE MANAGEMENT FEE RATE (%) 0.37% 0.36% 0.35% 0.39% 0.37% FULL TIME EMPLOYEES 14 15 13 (7)% 14 13 (7)% Investment Products & Solutions ▪ Fee related earnings (FRE) of R$9.0 million in the quarter, down 3% year - over - year. FRE was R$41.1 million over the 1Q’23 LTM, a n increase of 3% when compared to the 1Q’22 LTM. ▪ Performance related earnings (PRE) of R$0.5 million, up 283% year - over - year. PRE over the 1Q’23 LTM was R$2.0 million, a decreas e of 80% when compared to the 1Q’22 LTM, following a strong year for international exclusive mandates in 2021. ▪ Segment Distributable Earnings of R$9.5 million in the quarter, up 1% year - over - year. Segment DE was R$43.1 million over the 1Q’ 23 LTM, a decrease of 15% when compared to the 1Q’22 LTM, that posted higher contribution from PRE. ▪ Total AUM of R$24.2 billion, up 4% year - over - year. R$24 bn AUM

26 Financial Advisory ▪ Fee related earnings (FRE) of R$1.5 million in the quarter, up 115% year - over - year. ▪ FRE was R$9.0 million over the 1Q’23 LTM, a decrease of 67% when compared to the 1Q’22 LTM, due to a stronger deal environmen t i n 2021. ▪ Segment Distributable Earnings over the 1Q’23 LTM were R$9.0 million, a decrease of 67% year - over - year when compared to the 1Q’2 2 LTM. (R$ thousands, unless mentioned) 1Q'22 4Q'22 1Q'23 ∆ YoY (%) 1Q'22 LTM 1Q'23 LTM ∆ LTM (%) Net revenue from management fees – – – N/A – – N/A Net revenue from advisory fees 3,201 2,630 4,186 31% 49,707 19,893 (60)% Total Fee Related Revenues 3,201 2,630 4,186 31% 49,707 19,893 (60)% Segment personnel expenses (505) (472) (471) (7)% (1,798) (1,975) 10% Other G&A expenses (209) (87) (74) (65)% (1,291) (408) (68)% Corporate center expenses (938) (1,130) (1,130) 20% (8,843) (4,449) (50)% Bonus compensation related to management and advisory (858) (302) (1,023) 19% (10,116) (4,054) (60)% Total Fee Related Expenses (2,510) (1,991) (2,698) 7% (22,048) (10,885) (51)% FEE RELATED EARNINGS (FRE) 690 639 1,487 115% 27,659 9,008 (67)% FRE Margin (%) 21.6% 24.3% 35.5% 55.6% 45.3% SEGMENT DISTRIBUTABLE EARNINGS 690 639 1,487 115% 27,659 9,008 (67)% Segment DE Margin (%) 21.6% 24.3% 35.5% 55.6% 45.3% FULL TIME EMPLOYEES 11 10 9 (18)% 11 9 (18)%

27 (R$ thousands, unless mentioned) 1Q'22 4Q'22 1Q'23 ∆ YoY (%) 1Q'22 LTM 1Q'23 LTM ∆ LTM (%) Net revenue from management fees – – 0 N/A – 0 N/A Net revenue from advisory fees – – – N/A – – N/A Total Fee Related Revenues – – 0 N/A – 0 N/A Segment personnel expenses (97) (334) (422) 335% (97) (1,450) 1,394% Other G&A expenses (263) (515) (374) 42% (263) (1,724) 557% Corporate center expenses – (115) (115) N/A – (322) N/A Bonus compensation related to management and advisory (1,002) (513) (598) - 40% (1,002) (2,622) 162% Total Fee Related Expenses (1,362) (1,476) (1,509) 11% (1,362) (6,119) 349% FEE RELATED EARNINGS (FRE) (1,362) (1,476) (1,509) 11% (1,362) (6,119) 349% FRE Margin (%) N/A N/A N/A N/A N/A Net revenue from performance fees – – – N/A – – N/A Realized performance fees – – – N/A – – N/A Unrealized performance fees – – – N/A – – N/A Performance based compensation – – – N/A – – N/A PERFORMANCE RELATED EARNINGS (PRE) – – – N/A – – N/A PRE Margin (%) N/A N/A N/A N/A N/A ( - ) Unrealized performance fees – – – N/A – – N/A (+) Unrealized performance compensation – – – N/A – – N/A SEGMENT DISTRIBUTABLE EARNINGS (1,362) (1,476) (1,509) 11% (1,362) (6,119) 349% Segment DE Margin (%) N/A N/A N/A N/A N/A ASSETS UNDER MANAGEMENT (AUM R$millions) – – – N/A – - N/A FULL TIME EMPLOYEES 3 7 7 133% 3 7 133% Retirement Services ▪ Fee Related Earnings (FRE) of negative R$1.5 million in the quarter. FRE was negative R$6.1 million in the 1Q’23 LTM. ▪ VRS launched in the latter part of the quarter. It should start to contribute to AUM numbers and management fee revenues from th e next quarter onwards.

Supplement Details

29 AUM and Fee - Earning AUM Rollforward Assets Under Management (AUM) – R$ millions Fee - Earning Assets Under Management (FEAUM) – R$ millions For the Three Months Ended March 31, 2023 For the Three Months Ended March 31, 2023 For the Twelve Months Ended March 31, 2023 For the Twelve Months Ended March 31, 2023 Private Public IP&S Infrastructure Real Estate Credit Hedge Vinci SPS Total Equity Equities Funds Beginning balance 13,781 7,397 24,187 2,055 5,649 5,056 2,812 2,144 63,081 (+/ - ) Capital Subscription / (capital return) 227 – 28 261 (104) (153) – (43) 215 (+) Capital Subscription 250 – 28 285 – – – – 563 ( - ) Capital Return (23) – – (24) (104) (153) – (43) (347) (+) Acquisitions – – – – – – – – – (+/ - ) Net Inflow / (outflow) – 108 (144) – (60) 21 (235) – (309) (+/ - ) Appreciation / (depreciation) (420) (410) 145 45 (349) 40 146 48 (756) Ending Balance 13,587 7,095 24,216 2,361 5,137 4,964 2,723 2,149 62,232 Private Public IP&S Infrastructure Real Estate Credit Hedge Vinci SPS Total Equity Equities Funds Beginning balance 11,025 9,333 23,394 1,493 5,317 3,206 2,910 – 56,677 (+/ - ) Capital Subscription / (capital return) 2,502 – 28 899 (144) 1,444 – (86) 4,643 (+) Capital Subscription 2,641 – 28 956 284 1,694 – 47 5,648 ( - ) Capital Return (139) – (0) (57) (428) (249) – (132) (1,006) (+) Acquisitions – – – – – – – 2,055 2,055 (+/ - ) Net Inflow / (outflow) – (659) 251 – (134) 89 (489) – (943) (+/ - ) Appreciation / (depreciation) 60 (1,578) 544 (31) 98 224 301 179 (202) Ending Balance 13,587 7,095 24,216 2,361 5,137 4,964 2,723 2,149 62,232 Private Public IP&S Infrastructure Real Estate Credit Hedge Vinci SPS Total Equity Equities Funds Beginning balance 10,407 7,334 24,085 2,003 5,649 5,056 2,718 2,144 59,397 (+/ - ) Capital Subscription / (capital return) 227 – 28 282 (104) (153) – (43) 236 (+) Capital Subscription 250 – 28 285 – – – – 563 ( - ) Capital Return (23) – – (3) (104) (153) – (43) (327) (+) Acquisitions – – – – – – – – – (+/ - ) Net Inflow / (outflow) – 116 (146) – (60) 21 (286) – (355) (+/ - ) Appreciation / (depreciation) (372) (410) 82 28 (349) 40 141 48 (791) Ending Balance 10,262 7,040 24,048 2,313 5,137 4,964 2,574 2,149 58,487 Private Public IP&S Infrastructure Real Estate Credit Hedge Vinci SPS Total Equity Equities Funds Beginning balance 9,236 9,267 23,258 1,433 5,317 3,206 2,838 – 54,553 (+/ - ) Capital Subscription / (capital return) 1,207 – 28 905 (144) 1,444 – (86) 3,354 (+) Capital Subscription 1,334 – 28 956 284 1,694 – 47 4,341 ( - ) Capital Return (127) – (0) (51) (428) (249) – (132) (987) (+) Acquisitions – – – – – – – 2,055 2,055 (+/ - ) Net Inflow / (outflow) – (649) 269 – (134) 89 (553) – (978) (+/ - ) Appreciation / (depreciation) (181) (1,578) 494 (24) 98 224 289 179 (498) Ending Balance 10,262 7,040 24,048 2,313 5,137 4,964 2,574 2,149 58,487

30 Fund Segment NAV¹ (R$ millions) 1Q’23 YTD 12 M 24 M Market Comparison Index Rate Vinci Multiestratégia FIM Hedge Funds 358.6 3.3% 3.3% 12.1% 18.7% CDI 4 CDI 4 Atlas Strategy² Hedge Funds 389.6 1.1% 1.1% 5.0% 6.5% CDI 4 CDI 4 Vinci Total Return Hedge Funds 199.9 (2.6)% (2.6)% (7.6)% 10.3% IPCA 6 + Yield IMA - B 7 IPCA 6 + Yield IMA - B 7 Mosaico Strategy Public Equities 851.1 (6.6)% (6.6)% (19.8)% (20.6)% IBOV 5 IBOV 5 Vinci Gas Dividendos FIA Public Equities 453.8 (6.8)% (6.8)% (12.8)% (7.3)% IBOV 5 IBOV 5 Vinci Valorem FIM IP&S 3,066.5 4.2% 4.2% 9.7% 18.1% IMA - B 5 7 IMA - B 5 7 Equilibrio Strategy³ IP&S 2,070.7 3.6% 3.6% 8.7% 17.0% IPCA 6 - Vinci Retorno Real FIM IP&S 177.6 5.1% 5.1% 12.8% 21.8% IMA - B 7 IMA - B 7 Vinci Crédito Imobiliário I Credit 129.0 3.7% 3.7% 11.3% 16.4% IPCA 6 IPCA 6 +7.785% Vinci Crédito Imobiliário II Credit 789.2 4.1% 4.1% 9.9% 18.1% IPCA 6 IPCA 6 + 6% Vinci Crédito Estruturado Mult . Plus FIC FIM Credit 122.2 1.6% 1.6% 12.7% 23.4% CDI 4 CDI 4 Vinci Energia Sustentável Credit 571.0 2.1% 2.1% 5.1% 14.5% IPCA 6 IPCA 6 + 6% Vinci Crédito Multiestratégia Credit 325.6 (1.2)% (1.2)% 5.6% 19.5% CDI 4 IPCA 6 + 5% VISC11 Real Estate (listed REIT) 1,879.9 (1.7)% (1.7)% 11.1% 7.1% IFIX 8 IPCA 6 + 6% VILG11 Real Estate (listed REIT) 1,319.8 (9.5)% (9.5)% (3.2)% (12.4)% IFIX 8 IPCA 6 + 6% VINO11 Real Estate (listed REIT) 648.0 (15.4)% (15.4)% (14.2)% (22.6)% IFIX 8 IPCA 6 + 6% VIFI11 Real Estate / Credit (listed REIT) 53.8 (1.1)% (1.1)% 2.9% (7.0)% IFIX 8 IFIX 8 VIUR11 Real Estate (listed REIT) 161.9 (20.9)% (20.9)% (7.1)% (26.4)% IFIX 8 IPCA 6 + 6% VCRI11 Real Estate / Credit (listed REIT) 145.6 (4.9)% (4.9)% (4.1)% (4.1)% IFIX 8 IPCA 6 + X 9 % VICA11 Real Estate / Credit (REIT) 374.3 1.2% 1.2% 1.2% 1.2% IFIX 8 CDI 4 + 1% VINCI FOF IMOBILIARIO FIM CP Real Estate (REIT) 56.9 (0.1)% (0.1)% 3.9% 12.5% IFIX 8 IFIX 8 VIGT11 Infrastructure (listed) 580.9 (0.5)% (0.5)% 2.5% (0.6)% - - Investment records – IP&S, Liquid Strategies, Credit and Listed Funds Benchmark 1Q’23 YTD 12 M 24 M IBOV 5 (7.2)% (7.2)% (15.1)% (12.6)% CDI 4 3.3% 3.3% 13.3% 20.5% IMA - B 5 7 4.4% 4.4% 10.4% 20.0% IPCA 6 + Yield IMA - B 7 3.6% 3.6% 11.8% 27.9% IPCA 6 2.1% 2.1% 4.7% 16.5% IFIX 8 (3.7)% (3.7)% (0.7)% (3.0)% See notes and definitions at end of document

31 Fund Segment Vintage year Committed Capital Invested Capital Realized or Unrealized Total Value Gross MOIC Gross MOIC Gross IRR Gross IRR Partially Realized (R$mm) (R$mm) (R$mm) (R$mm) (R$mm) (BRL) (USD) (BRL) (USD) Fund 1 Private Equity 2004 1,415 1,206 5,065 215 5,279 4.4x 4.0x 71.5% 77.2% VCP II Private Equity 2011 2,200 1,880 2,049 2,150 4,199 2.2x 1.1x 11.5% 1.7% VCP III Private Equity 2018 4,000 2,122 34 3,543 3,578 1.6x 1.5x 36.5% 28.1% VCP IV Private Equity 2022 1,263 – – – – – – – – VCP Strategy² Private Equity 8,878 5,208 7,148 5,908 13,056 2.5x 2.2x 64.7% 70.2% NE Empreendedor Private Equity 2003 36 13 26 – 26 2.1x 2.6x 22.0% 30.5% Nordeste III Private Equity 2017 240 134 91 144 236 1.8x 1.4x 21.0% 12.6% VIR IV Private Equity 2020 1,000 314 95 267 362 1.2x 1.2x 16.7% 20.6% VIR Strategy³ Private Equity 1,276 461 212 411 624 1.4x 1.3x 21.0% 27.6% SPS I Vinci SPS 2018 128 177 141 141 282 1.6x 1.6x 25.6% 18.1% SPS II Vinci SPS 2020 671 996 515 879 1,394 1.4x 1.6x 28.8% 31.0% SPS III Vinci SPS 2021 1,070 398 53 419 472 1.2x 1.3x 31.2% 39.1% Vinci SPS Strategy 4 Vinci SPS 1,869 1,571 709 1,438 2,147 1.4x 1.6x 28.2% 27.9% FIP Transmissão 5 Infrastructure 2017 211 104 255 118 373 3.6x 2.7x 61.7% 45.7% VIAS 6 Infrastructure 2021 386 350 – 409 409 1.2x 1.2x 38.3% 35.3% VICC 7 Infrastructure 2023 944 – – – – – – – – VFDL 8 Real Estate 2021 422 110 2 131 133 1.2x 1.3x 21.7% 26.0% Vinci Credit Infra 9 Credit 2022 1,400 60 – 58 58 1.0x 1.0x NM NM Pro Forma Historical Portfolio Performance - Excluding PIPE Investments¹ Investment records – Closed End Private Markets funds See notes and definitions at end of document

32 Shareholder Dividends ($ in thousands) 1H21 3Q ' 21 4Q'21 1Q'22 2Q'22 3Q’22 4Q’22 1Q’23 Distributable Earnings (R$) 101,976 61,743 68,515 53,255 60,435 72,842 55,792 60,006 Distributable Earnings (US$)¹ 19,397 11,377 13,637 10,615 11,795 14,281 10,618 11,994 DE per Common Share (US$)² 0.34 0.20 0.24 0.19 0.21 0.26 0.19 0.22 Actual Dividend per Common Share³ 0.30 0.16 0.20 0.17 0.17 0.20 0.17 0.16 Record Date September 01,2021 December 01,2021 March 10, 2022 May 24, 2022 August 25, 2022 November 23, 2022 March 01, 2023 May 25, 2023 Payable Date September 16, 2021 December 16,2021 March 24, 2022 June 08, 2022 September 09,2022 December 08,2022 March 15, 2023 June 09, 2023 ▪ Vinci Partners generated R$1.10 or US$0.22¹ of Distributable Earnings per common share for the first quarter of 2023. ▪ The company declared a quarterly dividend of US$0.16² per common share to record holders as of May 25, 2023; payable on June 09 , 2023. See notes and definitions at end of document

33 Share Summary ▪ Common Shares Outstanding as of quarter end of 54,713,700 shares. x Repurchased 367,036 common shares in the quarter, with an average share price of US$9.4. x Repurchased 2,199,888 common shares since the announcement of the first share repurchase plan, with an average share price of US $11.5. x The second share repurchase plan was replaced by a new share repurchase plan initiated on February 14 th , 2023, limited to R$60 million. The previous plan is set to expire on the date that the R$60 million buyback limit set thereunder is reached. x Available authorization remaining was R$71.8 million on March 31, 2023. VINP Shares 1Q ' 21 2Q ' 21 3Q ' 21 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 1Q23 Class B 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class A¹ 27,175,861 42,447,349 42,270,694 42,097,179 41,689,338 41,363,077 41,112,717 40,892,619 40,614,497 Common Shares 56,913,588 56,736,933 56,563,418 56,155,577 55,829,316 55,578,956 55,358,858 55,080,736 54,713,700 See notes and definitions at end of document

34 (R$ millions, unless mentioned) Segment 1Q’23 Commitments Total Capital Committed 1Q’23 Capital Called Total Capital Called Capital Returned/Dividends Paid (1Q’23) Accumulated Capital Returned/Dividends Paid Fair value of investments Nordeste III Private Equity – 5.0 – 3.1 – 1.6 2.6 VCP III Private Equity – 3.1 0.2 2.6 – – 3.6 VIR IV Private Equity – 11.1 – 3.9 – 1.0 2.9 VCP IV Private Equity – 350.0 – – – – – FIP Infra Transmissão ( co - investment)¹ Infrastructure – 29.5 – 8.9 – 20.9 10.1 FIP Infra Transmissão¹ Infrastructure – 10.5 – 3.4 – 6.6 2.8 VIAS Infrastructure – 50.0 – 27.8 – – 33.9 Vinci Transporte e Logística II Infrastructure – 15.0 – – – – – Vinci Transporte e Logística I Infrastructure – 11.4 – 6.3 – – 5.5 VICC Infrastructure – 100.0 – – – – – VFDL Real Estate – 70.0 – 22.8 – – 25.6 VIUR Real Estate – 67.3 – 67.3 1.5 10.4 41.0 VINO Real Estate – 50.0 – 50.0 0.8 4.3 35.8 Vinci FOF Imobiliário Real Estate – 16.9 – 16.9 – 0.5 18.4 VCS Real Estate/Credit – 80.0 – 80.0 2.8 11.5 69.2 Vinci Crédito Agro Fiagro - Imobiliário Real Estate/Credit – 23.0 – 23.0 0.8 1.7 22.8 Vinci Crédito Infra Institucional Credit – 100.0 – 7.7 – – 7.5 VSP FIM IP&S – 50.0 0.8 7.6 – – 9.2 VINCI PIPE Public Equities – 25.0 – 25.0 – – 19.7 Total – 1,067.8 1.1 356.2 5.9 58.7 310.4 GP Commitment in Vinci Partners funds ▪ As of March 31, 2023, the company had R$1.1 billion in capital commitments signed to proprietary funds. ▪ Total GP Investments marked at fair value of R$310.4 million as of March 31, 2023. See notes and definitions at end of document

35 30% 21% 16% 8% 10% 7% 5% 3% Private Equity IP&S Public Equities Real Estate Credit Hedge Funds Infrastructure Vinci SPS PERFORMANCE FEE ELIGIBLE AUM (PEAUM) Strategy/Fund AUM R$mm Index type Index Rate Status Offshore Vehicles 3,572 Preferred Return w/ Catch - Up² USD + 8% Within investment period Onshore Vehicles 3,281 Preferred Return w/ Catch - Up² IPCA 5 + 8% Within investment period Nordeste III 229 Preferred Return w/ Catch - Up² IPCA 5 + 8.5% Currently generating performance Teman Pier 141 Preferred Return w/ Catch - Up² IPCA 5 + 5% Within investment period Others 3,330 Not expected to pay performance Total Private Equity 10,552 Vinci Valorem 1,754 Hurdle³ IMAB 5 6 Currently generating performance Separate Mandates 1,553 Hurdle³ IBOV 7 + alpha Currently generating performance International¹ 1,499 Currently generating performance Commingled Funds 685 Hurdle³ IBOV 7 + alpha Currently generating performance VSP 211 Preferred Return w/ Catch - Up² IPCA 5 + 8% Currently generating performance Others 1,971 Currently generating performance Total IP&S 7,673 SWF 3,685 Hurdle³ FTSE 8 Currently generating performance Mosaico Strategy 899 Hurdle³ IBOV 7 Currently generating performance Vinci Gas Dividendos 454 Hurdle³ IBOV 7 Currently generating performance Others 553 Currently generating performance Total Public Equities 5,591 Listed REITs 2,147 Hurdle³ IPCA 5 + 6% Currently generating performance VFDL 436 Preferred Return 4 IPCA 5 + 6% Within investment period FOF Strategy 89 Hurdle³ IFIX 9 Currently generating performance Others 231 Currently generating performance Total Real Estate 2,903 VCI II 789 Preferred Return 4 IPCA 5 + 6% Within investment period VES 571 Preferred Return 4 IPCA 5 + 6% Within investment period VCM FIM 348 Preferred Return 4 IPCA 5 + 5% Within investment period Energia FIM 358 Hurdle³ CDI 10 Currently generating performance VCS 103 Hurdle³ IPCA 5 + 5% Within investment period VCI I 129 Not expected to pay performance FOF Strategy 22 Hurdle³ IFIX 9 Currently generating performance Others 1,122 Currently generating performance Total Credit 3,443 Atlas Strategy 390 Hurdle³ CDI 10 Currently generating performance Vinci Multiestratégia 359 Hurdle³ CDI 10 Currently generating performance Vinci Total Return 339 Hurdle³ IPCA 5 + Yield IMAB 11 Currently generating performance Others 1,285 Currently generating performance Total Hedge Funds 2,372 VIAS 424 Preferred Return 4 IPCA 5 + 6% Within investment period Transportation and Logistics strategy 151 Preferred Return 4 IPCA 5 + 6% Within investment period FIP Infra Transmissão 57 Preferred Return 4 IPCA 5 + 8% Currently generating performance VICC 944 Preferred Return 4 IPCA 5 Within investment period Others 145 Not expected to pay performance Total Infrastructure 1,721 Special Situations 1,100 Preferred Return 4 CDI 10 Within investment period Total Vinci SPS 1,100 PEAUM TOTAL 35,355 Significant exposure to performance fee - eligible AUM ▪ Total Performance fee eligible AUM (PEAUM) of R$35.4 billion. ▪ Hurdle rate funds charge performance based on the fund’s return over its benchmark, generally with a high - watermark clause, except for the SWF mandate in Public Equities. ▪ Within our Private Market strategies, R$12 billion in AUM comes from “preferred return” funds with carried interest, that are still in investment period. PEAUM R$35 bn See notes and definitions at end of document

Reconciliations and Disclosures

37 (R$ thousands, unless mentioned) 1Q'22 4Q'22 1Q'23 ∆ YoY(%) 1Q'22 LTM 1Q'23 LTM ∆ LTM (%) REVENUES Net revenue from management fees 87,229 99,640 95,877 10% 366,456 380,149 4% Net revenue from performance fees 3,172 7,558 1,963 (38)% 30,854 13,391 (57)% Realized performance fees 2,536 9,241 1,963 (23)% 38,355 17,645 (54)% Unrealized performance fees 636 (1,683) – N/A (7,501) (4,254) (43)% Net revenue from advisory 3,674 4,394 4,468 22% 55,363 22,788 (59)% Total net revenues from services rendered 94,075 111,592 102,308 9% 452,673 416,328 (8)% EXPENSES Bonus related to management and advisory (17,272) (18,981) (18,062) 5% (83,715) (74,108) (11)% Performance based compensation (1,032) (3,558) (733) (29)% (11,741) (6,255) (47)% Realized (807) (4,151) (733) (9)% (14,399) (7,759) (46)% Unrealized (225) 593 – N/A 2,658 1,503 (43)% Total compensation and benefits (18,303) (22,539) (18,795) 3% (95,455) (80,363) (16)% Segment personnel expenses (6,549) (6,163) (7,164) 9% (23,698) (26,069) 10% Other general and administrative expenses (4,503) (4,977) (3,458) (23)% (18,441) (17,338) (6)% Corporate center expenses (18,761) (22,592) (22,606) 20% (79,848) (88,615) 11% Total expenses (48,116) (56,271) (52,023) 8% (217,442) (212,385) (2)% Operating profit 45,959 55,321 50,285 9% 235,231 203,943 (13)% OTHER ITEMS GP Investment income (4,169) 8,011 (20,200) 385% (5,250) (9,727) 85% Realized gain from GP investment income 2,045 7,462 5,881 188% 15,784 24,007 52% Unrealized gain from GP investment income (6,214) 549 (26,081) 320% (21,034) (33,734) 60% Financial income 24,708 10,268 20,089 (19)% 48,113 83,251 73% Realized gain from financial income 24,996 10,235 20,089 (20)% 49,081 82,051 67% Unrealized gain from financial income (288) 33 – N/A (968) 1,200 N/A Leasing expenses (2,472) (2,190) (2,631) 6% (11,596) (9,518) (18)% Other items¹ (1,136) 10,434 151 N/A (2,341) 9,540 N/A Share Based Plan (736) (5,463) (2,107) 186% (4,406) (15,647) 255% Non - operational expenses² (5,109) – – N/A (5,109) (1,485) (71)% Total Other Items 11,086 21,060 (4,698) N/A 19,411 56,414 191% Profit before income taxes 57,045 76,381 45,587 (20)% 254,642 260,356 2% ( - ) Income taxes ³ (11,739) (17,891) (12,881) 10% (47,734) (53,555) 12% NET INCOME 45,306 58,490 32,706 (28)% 206,908 206,801 (0)% (+) Non - operational expenses² including income tax related to realized expense 4,437 – – N/A 4,437 988 N/A ( - ) Contingent consideration adjustment related to acquisitions 4 – (9,221) (2,674) – (11,895) ADJUSTED NET INCOME 49,742 49,269 30,032 (40)% 211,344 195,894 (7)% Financials - Income Statement (Unaudited) See notes and definitions at end of document

38 (R$ thousands, unless mentioned) 1Q'22 4Q'22 1Q'23 1Q'22 LTM 1Q'23 LTM OPERATING PROFIT 45,959 55,321 50,285 235,231 203,943 ( - ) Net revenue from realized performance fees (2,536) (9,241) (1,963) (38,355) (17,645) ( - ) Net revenue from unrealized performance fees (636) 1,683 – 7,501 4,254 (+) Compensation allocated in relation to performance fees 1,032 3,558 733 11,741 6,255 FEE RELATED EARNINGS (FRE) 43,818 51,321 49,055 216,117 196,807 OPERATING PROFIT 45,959 55,321 50,285 235,231 203,943 ( - ) Net revenue from management fees (87,229) (99,640) (95,877) (366,456) (380,149) ( - ) Net revenue from advisory (3,674) (4,394) (4,468) (55,363) (22,788) (+) Bonus related to management and advisory 17,272 18,981 18,062 83,715 74,108 (+) Personnel expenses 6,549 6,163 7,164 23,698 26,069 (+) Other general and administrative expenses 4,503 4,977 3,458 18,441 17,338 (+) Corporate center expenses 18,761 22,592 22,606 79,848 88,615 PERFORMANCE RELATED EARNINGS (PRE) 2,140 4,000 1,230 19,113 7,136 OPERATING PROFIT 45,959 55,321 50,285 235,231 203,943 ( - ) Net revenue from unrealized performance fees (636) 1,683 – 7,501 4,254 (+) Compensation allocated in relation to unrealized performance fees 225 (593) – (2,658) (1,503) (+) Realized gain from GP investment income 2,045 7,462 5,881 15,784 24,007 SEGMENT DISTRIBUTABLE EARNINGS 47,593 63,873 56,166 255,857 230,701 NET INCOME 45,306 58,490 32,706 206,908 206,801 ( - ) Net revenue from unrealized performance fees (636) 1,683 – 7,501 4,254 (+) Income tax from unrealized performance fees 73 (194) – (866) (490) (+) Compensation allocated in relation to unrealized performance fees 225 (593) – (2,658) (1,503) ( - ) Unrealized gain from GP investment income 6,214 (549) 26,081 21,034 33,734 (+) Income tax on unrealized gain from GP investment income – (321) – (3,074) (369) ( - ) Unrealized gain from financial income 288 (33) – 968 (1,200) ( - ) Income tax on unrealized gain from financial income 65 – – 113 (65) ( - ) Contingent consideration (earn - out) gain (loss), after - tax – (9,221) (2,674) – (11,895) (+) Depreciation and amortization 984 1,803 1,778 3,962 5,780 (+) Share Based Plan 736 5,463 2,107 4,406 15,647 ( - ) Income Taxes on Share Based Plan – (736) 8 – (1,620) (+) Non - operational expenses including income tax related to realized expense 4,437 – – 4,437 988 ADJUSTED DISTRIBUTABLE EARNINGS 57,692 55,792 60,006 242,731 250,063 TOTAL NET REVENUE FROM SERVICES RENDERED 94,075 111,592 102,308 452,673 416,328 ( - ) Net revenue from realized performance fees (2,536) (9,241) (1,963) (38,355) (17,645) ( - ) Net revenue from unrealized performance fees (636) 1,683 – 7,501 4,254 NET REVENUE FROM MANAGEMENT FEES AND ADVISORY 90,903 104,034 100,345 421,819 402,937 Financials - Non - GAAP Reconciliation

39 Effective tax rate reconciliation See notes and definitions at end of document (R$ thousands, unless mentioned) 1Q'22 1Q'23 1Q'22 LTM 1Q'23 LTM Profit (loss) before income taxes 57,045 45,587 254,642 260,356 Combined statutory income taxes rate - % 34% 34% 34% 34% Income tax benefit (Expense) at statutory rates (19,395) (15,500) (86,578) (88,522) Reconciliation adjustments: Expenses not deductible (18) (62) (358) (258) Tax benefits 35 35 846 282 Share based payments (86) (29) (457) (240) Effect of presumed profit of subsidiaries¹ and offshore subsidiaries 7,714 2,662 38,901 35,168 Other additions (exclusions), net 11 13 (88) 15 Income taxes expenses (11,739) (12,881) (47,734) (53,555) Current (12,671) (12,517) (55,245) (52,990) Deferred 932 (364) 7,511 (565) Effective tax rate 21% 28% 19% 21%

40 17.7 18.1 0.7 6.6 1.8 3.8 3.4 15.2 17.3 1.0 8.4 1.0 3.0 2.3 General and Administrative Expenses 1Q 2022 (R$mm) 1 Q 2023 (R$mm) Lease and condominium Other Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A R$48.1 mm Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Lease and condominium Other R$52.0 mm + 8%

41 Liabilities and equity 12/30/2022 3/31/2023 Current liabilities Trade payables 1,247 521 Deferred Revenue – 17,219 Leases 24,147 24,381 Accounts payable 7,328 6,201 Labor and social security obligations 87,732 25,228 Loans and Obligations 13,168 10,323 Taxes and contributions payable 22,291 16,110 Total current liabilities 155,913 99,983 Non - current liabilities Accounts payable – – Leases 62,064 58,144 Labor and social security obligations 2,968 3,120 Loans and Obligations 162,122 158,908 Deferred taxes 8,340 9,720 235,494 229,892 Total liabilities 391,407 329,875 Equity Share capital 15 15 Additional paid - in capital 1,382,038 1,382,038 Treasury shares (114,978) (132,966) Retained Earnings 81,310 65,032 Other reserves 24,149 25,186 1,372,534 1,339,305 Non - controlling interests in the equity of subsidiaries 3,013 2,982 Total equity 1,375,547 1,342,287 Total liabilities and equity 1,766,954 1,672,162 Balance Sheet Assets 12/30/2022 3/31/2023 Current assets Cash and cash equivalents 136,581 101,202 Cash and bank deposits 30,108 22,928 Financial instruments at fair value through profit or loss 106,473 78,274 Financial instruments at fair value through profit or loss 1,243,764 1,177,357 Trade receivables 57,675 60,352 Sub - leases receivable 1,500 1,587 Taxes recoverable 1,555 1,766 Other assets 16,481 20,150 Total current assets 1,457,556 1,362,414 Non - current assets Financial instruments at fair value through profit or loss 5,985 6,181 Trade receivables 17,298 17,116 Sub - leases receivable 1,343 1,080 Taxes recoverable 3,141 3,497 Deferred taxes 9,241 10,257 Other receivables 1,065 947 38,073 39,078 Property and equipment 11,951 11,728 Right of use - Leases 70,136 67,165 Intangible assets 189,238 191,777 Total non - current assets 309,398 309,748 Total Assets 1,766,954 1,672,162

42 Notes and Definitions ▪ Notes to page 5 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it ´ s eliminated on consolidation and excluding double counting from co - managed funds between our segments. (2) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve m ont hs values are calculated as the sum of the last four quarters. (3) Adjusted Distributable Earnings per share is calculated as Distributable Earnings excluding non - operational expenses, consid ering the number of outstanding shares at the end of each quarter. Last twelve months value is calculated as the sum of the last four quarters. (4) LTM Dividend Yield is calculated considering 0.70 dividend/share for LTM and US$8.14/share as of May 9 th ,2023. ▪ Notes to page 8 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve m ont hs values are calculated as the sum of the last four quarters. (2) Other financial expenses include the interest related to Vinci SPS’ acquisition. (3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions and our international corporate organization. (4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve mo nth s values are calculated as the sum of the last four quarters. ▪ Notes to page 10 (1) Long - term AUM includes funds with lockups for at least five years to quasi - perpetual capital commitments. ▪ Notes to page 11 (1) Long term products include funds with former lockups superior to five years. (2) Private markets strategies include Private Equity, Real Estate, Credit, Infrastructure and Vinci SPS. ▪ Notes to page 12 (1) Accrued performance fees for the VCP offshore are as of 4Q'22. This occurs due to the 60 days timeline of the quarterly m ark up to be disclosed by the fund’s administrator. ▪ Notes to page 15 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve m ont hs values are calculated as the sum of the last four quarters. (2) Asset management segments are: Private Equity, Real Estate, Credit, Infrastructure, Vinci SPS, Public Equities, Hedge Fun ds and IP&S. ▪ Notes to page 16 (1) PRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve m ont hs values are calculated as the sum of the last four quarters.

43 Notes and Definitions (cont’d.) ▪ Notes to page 17 (1) GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets’ funds and othe r c losed - end funds across Liquid Strategies and IP&S segments with long - term lockups. (2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposit s, certificate of deposits and proprietary investments in Vinci Partners’ Liquid Funds, including funds from Public Equities, Hedge Funds, Real Estate and Credit. ▪ Notes to page 18 (1) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses. (2) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve mo nth s values are calculated as the sum of the last four quarters. ▪ Notes to page 19 (1) Cash and cash equivalents include certificate of deposits and federal bonds. Certificate of deposits are issued by Banco Bra desco (credit rating AAA evaluated by Fitch Ratings) with interest rates variable from 99.5% to 101% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cas h a nd which are subject to an insignificant risk of changes in value. (2) Liquid funds’ value are calculated as investment at fair value as of March 31, 2023, in liquid funds from Vinci Partners’ pu blic equities, hedge funds, credit segments and listed REITs. It also comprises the cash and certificate of deposits and federal bonds from Vinci Monalisa FIM. For more detail, see 1Q’23 Financia l S tatements filed within the SEC on May 11, 2023. (3) GP Fund Investments include Vinci Partners’ GP investments in private market funds and other closed - end funds across Liquid Strategies and IP&S segments with long - term lockups, calculated at fair value as of March 31, 2023. For more detail, please see slide 34 and the Financial Statements filed within the SEC on Ma y 11, 2023. (4) Debt obligations include commercial notes and consideration payable. For more detail, see 1Q’23 Financial Statements file d w ithin the SEC on May 11, 2023. (5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarte r. ▪ Notes to page 20 (1) The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co - investment will not be called by the funds, which are already in divestment period. The return calculation is based on Total Capital Called instead of Total Capital Committed. ▪ Notes to page 30 (1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund. (2) Atlas strategy includes the funds Atlas FIC FIM and Atlas Institucional FIC FIM. (3) Equilibrio Strategy incudes the IP&S Family of pension plans. (4) CDI is an average of interbank overnight rates in Brazil (daily average for the period). (5) Brazil stock market most relevant index. (6) IPCA is a broad consumer price index measured by the IBGE.

44 Notes and Definitions (cont’d.) (7) IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Yea rs in duration. (8) IFIX is an index composed by listed REITs in the Brazilian stock Market. (9) If IMAB 5 Average is: i . less or equal to 2%, X=3% per year; ii. between 2% - 4%, X= Average IMAB 5+1% per year; iii. Between 4% - 5%, X=5% per year; IV. g reater or equal to 5%, X= IMAB 5 Average ▪ Notes to page 31 (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIP E investments, a strategy that will be discontinued in VCP III. (2) Total commitments for VCP III include R$1.3 billion in co - investments. Track record presented for the VCP strategy as of 4Q' 22, due to fund’s administrator timeline to disclose the quarterly markup of the fund, only Committed Capital is updated as of 1Q’23. (3) Track record for VIR strategy is presented as of 4Q'22, due to fund’s administrator timeline to disclose the quarterly ma rku p of the fund. (4) Track record for Vinci SPS strategy is presented as of 1Q’23. (5) Track record for FIP Infra is presented as of 4Q'22. (6) Track record for VIAS is presented as of 4Q'22. (7) Track record for VICC is presented as of 1Q’23. (8) Track record for VFDL is presented as of 1Q’23. (9) Track record for Vinci Credit Infra is presented as of 1Q’23. ▪ Notes to page 32 (1) US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.0032, as of May 09, 2023, wh en dividends were approved by our Board of Directors. (2) Per Share calculations are based on end of period Participating Common Shares. (3) Actual dividends per common share are calculated considering the share count as of the applicable record date. ▪ Notes to page 32 (1) As of March 31, 2023, Public Float was comprised of 13,117,801 Class A common shares. ▪ Notes to page 34 (1) The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co - investment will not be called by the f und, which is already in divestment period. ▪ Notes to page 35 (1) International mandates have several different benchmarks across its vehicles.

45 Notes and Definitions (cont’d.) (2) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate. (3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hur dle rate also are under a high - water mark clause . (4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited pa rtn ers in order to charge performance fees. (5) IPCA is a broad consumer price index measured by the IBGE. (6) IMAB 5 is composed by government bonds indexed to IPCA with up to 5 years in duration. (7) IBOV is the Brazilian stock market's most relevant index; (8) FTSE is London's stock market most relevant index. (9) IFIX is an index composed by listed REITs in the Brazilian stock exchange. (10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period). (11) IMAB is composed by government bonds indexed to IPCA (inflation rate) plus a fixed interest rate. ▪ Notes to page 37 (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial expenses related to ac quisitions. (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions and our international corporate organization. (3) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit. (4) Contingent consideration adjustment (after - tax) related to Vinci SPS’ acquisition, reflects the change in the earn out’s fai r value to be paid in 2027. On March 31, 2023, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in a decrease of the contingent consideration fa ir value. The variation was recognized as an income in the financial result. ▪ Notes to page 39 (1) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of su bsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

46 Notes and Definitions (cont’d.) ▪ “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manne r t hat does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized p erf ormance fees, plus (c) compensation allocated in relation to performance fees. ▪ “FRE Margin” is calculated as FRE over total net management and advisory fees. ▪ “Distributable Earnings”, or “DE”, is used as a reference point by our board of directors for determining the amount of earni ngs available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) inc ome taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized ga in from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income. ▪ “DE Margin” is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, r eal ized GP investment income and realized financial income, net of revenue tax. ▪ “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from re venue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating exp enses, such as segment personnel, G&A, corporate center and bonus related to management and advisory. ▪ “Segment Distributable Earnings” is Vinci Partners’ segment profitability measure used to make operating decisions and assess pe rformance across the company’s four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calc ula ted as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP inv estment income. ▪ “AUM” refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the inves tme nts held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market va lue of co - investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset valu e o f our public equity funds, hedge funds and closed - end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segm ent that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that inv est part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. T he bylaws of the relevant funds prohibit double - charging fees on AUM across segments. Therefore, while our AUM by segment may double - count funds from one segment that invest in funds from anoth er segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on re ven ues in our results of operations. ▪ Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Inve stm ents. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 10 1% of CDI.

47 Notes and Definitions (cont’d.) ▪ “Net revenue from Fund Management and Advisory” is a performance measure that we use to assess our ability to generate profit s f rom our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Ad vis ory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees. ▪ “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance - based compensation. ▪ “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ managemen t teams. ▪ “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expen ses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG. ▪ “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and repres entation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables. ▪ “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commit men ts. ▪ “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank depos its , certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment. ▪ “Leasing expenses” include costs from the company’s sub - leasing activities. ▪ “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual tax abl e profit regime, while our subsidiaries are taxed based on deemed profit. ▪ “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets ’ c losed end and listed funds. ▪ “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and cre dit segments. ▪ “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the incr eas e or decrease of the funds’ investment’s value. ▪ “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is ca lcu lated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. ▪ “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to ze ro in a discounted cash flow analysis.

48 Funds/strategies’ descriptions ▪ Vinci Multiestratégia : The fund seeks to achieve long - term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks. ▪ Vinci Atlas: The fund seeks to achieve long - term returns by investing across all strategies within fixed income, equities, curre ncy, derivatives, commodities and other investment funds with no obligation of any class concentration. ▪ Vinci Mosaico FIA: Public Equities’ long only flagship strategy. The strategy seeks to achieve long - term returns above Brazilian equities mar ket ( Ibovespa ) based on a fundamental analysis. ▪ Vinci Gas Dividendos : Public Equities’ dividends flagship strategy. The strategy seeks to achieve long - term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market. ▪ Vinci Total Return: The fund seeks to achieve medium and long - term returns by investing most of its capital in the Brazilian sto ck market, through bottom up and top - down strategies. ▪ Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives. ▪ Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long - term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation. ▪ Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Bra zilian public equities. ▪ Vinci Crédito Imobiliário I: The fund seeks to achieve long - term returns by investing in real estate mortgage - backed credit security bonds. ▪ Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds. ▪ VISC11: Shopping malls listed REIT, focused on acquiring income - generating shopping malls in Brazil. ▪ VILG11: Industrial listed REIT focused on acquiring mature income - generating industrial properties in Brazil. ▪ VINO11: Listed REIT focused on acquiring mature income - generating boutique office real estate assets in Brazil. ▪ VIFI11: Listed REIT that invests in other listed REITs and real estate mortgage - backed credit security bonds. ▪ VIUR11: perpetual capital listed REIT, focused on income generation to its quota holders through the acquisition of urban com mer cial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties. ▪ VCRI11: Listed REIT that aims to invest in MBS, while also being able to invest in listed REITs with similar investment strat egi es. ▪ VICA11: VICA is a perpetual capital fund that shall invest in a diversified credit portfolio within the Agri sector in Brazil . ▪ Vinci FOF Imobiliário : Fund of Funds that invests in other listed REITs, combining income with capital gain.

Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano - 01452 - 000 Recife 55 81 3204 6811 Av. República do Líbano, 251 - Sala 301 Torre A - Pina - 51110 - 160 Nova York 1 646 559 8000 780 Third Avenue, 25 th Floor - 10017 Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon – 22431 - 002 São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 – 14 o andar Jardim Paulistano – 01452 - 000 55 11 3230 2541 | Vinci SPS Rua Iguatemi , 448 – CJ 601 Itaim Bibi – 01451 - 010 55 16 2101 4641 | Ribeirão Preto Av. Presidente Vargas, 2.121 – Sala 106 Jardim América – 14020 - 260 Recife 55 81 3204 6811 Av. República do Libano , 251 – Sala 301 – Torre A Pina – 51110 - 160 New York 1 646 559 8000 780 Third Avenue, 25 th Floor 10017